UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 18, 2011

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A. ———————————————————————————————————
(Translation of registrant’s name into English)

Kingdom of Spain ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Plaza San Nicolás 4 48005 - BILBAO (SPAIN)
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities
Exchange legislation, hereby files the following

RELEVANT EVENT

Further to the relevant event filings, 22nd and 30th June and 14th July 2011
(registry numbers 146101, 146361 and 147547 respectively), BBVA hereby reports that:

- Today the deed of capital increase by conversion of the Convertible
BBVA Bonds corresponding to 273,190,927 new ordinary BBVA
shares, each with a nominal value of forty-nine euro-cents (€0.49), has been granted, which has been filed in the Vizcaya Companies Registry.

- Likewise today the Securities Exchange Commission (CNMV) has verified that the requirements for listing the 273,190,927 new BBVA shares are met, and the Governing Bodies of the Spanish Securities
Exchanges have resolved to list said new shares for trading.

- Effective trading of the new shares on the Madrid, Barcelona, Bilbao and Valencia securities exchanges, through the SIBE (continuous market) interconnection system, will begin tomorrow, the 19th day of
July 2011.

Madrid, 18th July 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: 07/18/2011	By:	Eduardo Avila Zaragoza
	Name:	Eduardo Avila Zaragoza
	Title:	Authorized representative